SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ETELECARE GLOBAL SOLUTIONS, INC.
(Name of Issuer)
American Depositary Shares, each American Depositary Share representing one common share, par value two Philippine Pesos ($0.04 U.S.) per share
(Title of Class of Securities)
29759R 10 2
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R 10 2

1	NAMES OF REPORTING PERSONS: Derek Holley I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		75,000 common shares[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,000 common shares[1]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Each common share is immediately convertible into American Depositary Shares on a one-to-one basis.

Item 1(a) Name of Issuer:
eTelecare Global Solutions, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
31st Floor CyberOne Building, Eastwood City, Cyberpark, Bagumbayan, Quezon City 1110, Philippines.
Item 2(a) Name of Person Filing:
Derek Holley.
  Item 2(b) Address of Principal Business Office or, if none, Residence:
31st Floor CyberOne Building, Eastwood City, Cyberpark, Bagumbayan, Quezon City 1110, Philippines.
  Item 2(c) Citizenship:
United States of America.
 Item 2(d) Title of Class of Securities:
American Depositary Shares, each American Depositary Share representing one common share, par value two Philippine Pesos ($0.04 U.S.) per share.
  Item 2(e) CUSIP Number:
29759R 10 2.
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940

(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)
Not applicable.
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:75,000 common shares.[1]

(b)	Percent of class: 0.3%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 75,000 common shares.[1]

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 75,000 common shares.[1]

(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9. Notice of Dissolution of Group
          Not applicable.
Item 10. Certifications
          Not applicable.

[1]	Each common share is immediately convertible into American Depositary Shares on a one-to-one basis.

SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009.

DEREK HOLLEY

/s/ Derek Holley